SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

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PG&E CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
Exhibit A

A consolidating statement of income and surplus of PG&E Corporation and its subsidiaries for the year ended December 31, 2004, together with a consolidating balance sheet as of the close of such calendar year.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

1.	1.		PG&E Corporation ("Claimant")
			California Corporation

			One Market, Spear Tower, Suite 2400
			San Francisco, CA 94105

			An energy-based holding company that conducts its business principally through Pacific Gas and Electric Company, a public utility operating in northern and central California.

1.	2.		Subsidiaries

1.	2.	1.		Elm Power Corporation
				Delaware Corporation

				One Market, Spear Tower, Suite 2400
				San Francisco, CA 94105

				A wholly owned subsidiary of PG&E Corporation repurchasing shares of PG&E Corporation common stock.

1.	2.	2.		Pacific Gas and Electric Company
				California Corporation

				77 Beale Street, 32nd Floor
				San Francisco, CA 94105

A wholly owned subsidiary of PG&E Corporation that is one of the largest combination natural gas and electric utilities in the United States. The company serves approximately 14 million people throughout a 70,000 square-mile service area in northern and central California.

1.	2.	2.	1.		1989 Oakland Housing Partnership Associates, L.P.
					California Limited Partnership

					1417 Clay Street
					Oakland, CA 94612

1989 Oakland Housing Partnership Associates, L.P. is 40.2% owned by Pacific Gas and Electric Company as a limited partner. 1989 Oakland Housing Partnership Associates, L.P. was created to construct and own low-income housing.

1.	2.	2.	2.		1992 Oakland Regional Housing Partnership Associates, a California Limited Partnership
					California Limited Partnership

					One Market, Spear Tower, Suite 2400
					San Francisco, CA 94105

1992 Oakland Regional Housing Partnership Associates, L.P. is 17% owned by Pacific Gas and Electric Company as a limited partner. 1992 Oakland Housing Partnership Associates, L.P. was created to construct and own low-income housing.

1.	2.	2.	3.		1994 Oakland Regional Housing Partnership Associates, a California Limited Partnership
					California Limited Partnership

					1736 Franklin Street, Suite 600
					Oakland, CA 94162

1994 Oakland Regional Housing Partnership Associates, L.P. is 11.6% owned by Pacific Gas and Electric Company as a limited partner. 1994 Oakland Regional Housing Partnership Associates, L.P. was created to construct and own low-income housing.

1.	2.	2.	4.		201 Turk Street, L.P.
					California Limited Partnership

					One Market, Spear Tower, Suite 2400
					San Francisco, CA 94105

					201 Turk Street, L.P. is 33% owned by Pacific Gas and Electric Company as a limited partner. 201 Turk Street, L.P. was created to construct and own a low-income housing project.

1.	2.	2.	5.		Calaska Energy Company
					California Corporation

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

A wholly owned subsidiary of Pacific Gas and Electric Company, which formerly acted as Pacific Gas and Electric Company's representative in the Alaska Highway Pipeline Project (created to bring Prudhoe Bay natural gas to the lower 48 states).

1.	2.	2.	6.		Chico Commons, a California Limited Partnership
					California Limited Partnership

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

					Chico Commons, L.P. is 40.8% owned by Pacific Gas and Electric Company as a limited partner. Chico Commons, L.P. was created to construct and own low-income housing.

1.	2.	2.	7.		Eureka Energy Company
					California Corporation

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

A wholly owned subsidiary of Pacific Gas and Electric Company, which formerly managed a Utah coal venture on behalf of Pacific Gas and Electric Company and currently holds the Marre Ranch property in San Luis Obispo County.

1.	2.	2.	8.		Merritt Community Capital Fund V, L.P.
					California Limited Partnership

					1736 Franklin Street, Suite 600
					Oakland, CA 94612

Merritt Community Capital Fund V, L.P. is 2.4% owned by Pacific Gas and Electric Company as a limited partner. Merritt Community Capital Fund V, L.P., was created to construct and own low-income housing.

1.	2.	2.	9.		Morro Bay Mutual Water Company
					California Corporation

					1290 Embarcadero
					Morro Bay, CA 93442

A non-profit mutual benefit corporation, formed to sell, distribute, supply and deliver water to members of the Corporation for domestic, irrigation and fire protection uses. Pacific Gas and Electric Company is one of two members of this non-profit mutual benefit corporation.

1.	2.	2.	10.		Moss Landing Mutual Water Company
					California Corporation

					Dolan Road and California State Highway 1
					Moss Landing, CA 95039

A non-profit mutual benefit corporation, formed to sell, distribute, supply and deliver water to members of the Corporation for domestic, irrigation and fire protection uses. Pacific Gas and Electric Company is one of three members of this non-profit mutual benefit corporation.

1.	2.	2.	11.		Natural Gas Corporation of California
					California Corporation

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Gas and Electric Company that acts as the vehicle for the amortization of the remaining gas exploration development account assets.

1.	2.	2.	11.	1.		Alaska Gas Exploration Associates
						California General Partnership

						245 Market Street, Room 424
						San Francisco, CA 94105

						Alaska Gas Exploration Associates is 50% owned by Natural Gas Corporation of California.

1.	2.	2.	11.	2.		NGC Production Company
						California Corporation

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

						A wholly owned subsidiary of Natural Gas Corporation of California formed to facilitate project financing of its capital requirements.

1.	2.	2.	12.		Newco Energy Corporation
					California Corporation

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Gas and Electric Company formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.		Electric Generation LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

						A wholly owned subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	1.	Balch 1 and 2 Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain Federal Energy Regulatory Commission (FERC) licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	2.	Battle Creek Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	3.	Bucks Creek Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	4.	Chili Bar Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	5.	Crane Valley Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	6.	DeSabla-Centerville Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	7.	Diablo Canyon LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	8.	Drum-Spaulding Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	9.	Haas-Kings River Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	10.	Hamilton Branch Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	11.	Hat Creek 1 and 2 Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	12.	Helms Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	13.	Kerckhoff 1 and 2 Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	14.	Kern Canyon Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	15.	Kilarc-Cow Creek Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	16.	McCloud-Pit Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	17.	Merced Falls Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	18.	Miocene Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	19.	Mokelumne River Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	20.	Narrows Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	21.	Phoenix Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	22.	Pit 1 Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	23.	Pit 3, 4 and 5 Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	24.	Poe Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	25.	Potter Valley Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization

1.	2.	2.	12.	1.	26.	Rock Creek-Cresta Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	27.	Spring-Gap Stanislaus Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	28.	Tule River Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	1.	29.	Upper NF Feather River Project LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	2.		ETrans LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

						A wholly owned subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	3.		GTrans LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

						A wholly owned subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization.

1.	2.	2.	12.	4.		TES LLC
						California Limited Liability Company

						77 Beale Street, 32nd Floor
						San Francisco, CA 94105

A wholly owned subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's original proposed plan of reorganization. Its purpose is to provide technological and ecological consulting services.

1.	2.	2.	13.		Pacific California Gas System, Inc.
					California Corporation

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Gas and Electric Company, which holds the intrastate segment of the PGT-PG&E Pipeline Expansion project.

1.	2.	2.	14.		Pacific Conservation Services Company
					California Corporation

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

A wholly owned subsidiary of Pacific Gas and Electric Company formed to facilitate the borrowing and lending operations required to fund Pacific Gas and Electric Company's conservation loan programs. No loans have been issued since 1986.

1.	2.	2.	15.		Pacific Energy Fuels Company
					California Corporation

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Gas and Electric Company created to own and finance nuclear fuel inventory previously owned by Pacific Energy Trust.

1.	2.	2.	15.	1.	Fuelco LLC
					Delaware Corporation

					One Ameren Plaza
					St. Louis, MO 63103

Fuelco LLC is 4% owned by Pacific Energy Fuels Company as a joint venture limited liability company formed between Union Electric Company doing business as AmerenUE, Texas Utilities Generation Company LP and Pacific Energy Fuels Company for the purpose of sharing costs and reducing fuel acquisition costs.

1.	2.	2.	16.		Pacific Gas and Electric Housing Fund Partnership, L.P.
					California Limited Partnership

					1736 Franklin Street, Suite 600
					Oakland, CA 94612

Pacific Gas and Electric Housing Fund Partnership, L.P. is 99.9% owned by Pacific Gas and Electric Company as a limited partner. Pacific Gas and Electric Housing Fund Partnership, L.P., invests in projects that construct and own low-income housing.

1.	2.	2.	17.		Pacific Gas Properties Company
					California Corporation

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Gas and Electric Company, which holds Alaska and California properties, previously intended for Liquefied Natural Gas (LNG) purposes, for sale or development.

1.	2.	2.	17.	1.	Pacific Properties
					California General Partnership

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

					Pacific Properties is 50% owned by Pacific Gas Properties Company. Pacific Properties formerly held California property intended for a LNG facility.

1.	2.	2.	18.		PG&E Accounts Receivable Company, LLC
					Delaware Limited Liability Company

					245 Market Street, Room 424
					San Francisco, CA 94105

A wholly owned subsidiary of Pacific Gas & Electric Company created as a special purpose entity to purchase or acquire accounts receivable and related assets from Pacific Gas and Electric Company and to sell or transfer such accounts receivable assets from time to time to commercial paper conduits or banks.

1.	2.	2.	19.		PG&E CalHydro, LLC
					California Limited Liability Company

					One Market, Spear Tower, Suite 2400
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Gas and Electric Company formed for the purpose of owning and operating a system of hydroelectric facilities and related watershed.

1.	2.	2.	20.		PG&E Energy Recovery Funding, LLC
					Delaware Limited Liability Company

					245 Market Street, Room 424
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Gas & Electric Company formed to retain ownership of recovery property and issuance of securities.

1.	2.	2.	21.		PG&E Funding, LLC
					Delaware Limited Liability Company

					245 Market Street, Room 424
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Gas and Electric Company formed to retain ownership of transition property and issuance of securities.

1.	2.	2.	22.		PG&E Holdings, LLC
					Delaware Limited Liability Company

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Gas and Electric Company which holds common shares of Pacific Gas and Electric Company.

1.	2.	2.	23.		Schoolhouse Lane Apartments L.P.
					California Limited Partnership

					Peoples Self Help Corporation, 3533 Empleo Street
					San Luis Obispo, CA 93401

					Schoolhouse Lane Apartments, L.P. is 99.9% owned by Pacific Gas and Electric Company as a limited partner. Schoolhouse Lane Apartments, L.P., was created to construct and own low-income housing.

1.	2.	2.	24.		Standard Pacific Gas Line Incorporated
					California Corporation

					77 Beale Street, 32nd Floor
					San Francisco, CA 94105

					Standard Pacific Gas Line Incorporated is an 85.71% owned subsidiary of Pacific Gas and Electric Company engaged in the transportation of natural gas in California.

1.	2.	3.		PG&E Corporation Support Services, Inc.
				Delaware Corporation

				2711 Centerville Road, Suite 400
				Wilmington, DE 19808

				A wholly owned subsidiary of PG&E Corporation that provides general corporate support services to PG&E Corporation and its subsidiaries outside the State of California.

1.	2.	4.		PG&E National Energy Group, LLC
				Delaware Limited Liability Company

				One Market, Spear Tower, Suite 2400
				San Francisco, CA 94105

				A wholly owned subsidiary of PG&E Corporation formed for the purpose of holding stock of National Energy Gas Transmission, Inc.

1.	2.	5.		PG&E Strategic Capital, Inc.
				Delaware Corporation

				One Market, Spear Tower, Suite 2400
				San Francisco, CA 94105

				A wholly owned subsidiary of PG&E Corporation, formed for general business purposes, including possibly holding ownership of shares and serving as a vehicle for investments.

1.	2.	6.		PG&E Ventures, LLC
				Delaware Limited Liability Company

				One Market, Spear Tower, Suite 2400
				San Francisco, CA 94105

				A wholly owned subsidiary of PG&E Corporation, formed for the purpose of holding interest in other businesses, financing and other transactions.

1.	2.	6.	1.	Pacific Venture Capital, LLC
				Delaware Limited Liability Company

				One Market, Spear Tower, Suite 2400
				San Francisco, CA 94105

				A wholly owned subsidiary of PG&E Ventures, LLC, formed to build and manage a portfolio of capital investments in growing energy and telecommunications companies.

1.	2.	6.	1.	1.	PG&E Ventures ePro, LLC
					Delaware Limited Liability Company

					One Market, Spear Tower, Suite 2400
					San Francisco, CA 94105

					A wholly owned subsidiary of Pacific Venture Capital, LLC, formed to make and hold an investment in an e-procurement exchange.

1.	2.	6.	2.	PG&E Telecom, LLC
				Delaware Limited Liability Company

				One Market, Spear Tower, Suite 2400
				San Francisco, CA 94105

				A wholly owned subsidiary of PG&E Ventures, LLC, formed for the purpose of engaging in telecommunications and related business activities.

1.	2.	6.	2.	1.	PG&E Capital, LLC
					Delaware Limited Liability Company

					One Market, Spear Tower, Suite 2400
					San Francisco, CA 94105

					A wholly owned subsidiary of PG&E Telecom, LLC, formed for financing and other transactions related to the energy industry.

1.	2.	6.	2.	2.	PG&E Telecom Holdings, LLC
					Delaware Limited Liability Company

					3301 Crow Canyon Road, Suite A211
					San Ramon, CA 94583

					A wholly owned subsidiary of PG&E Telecom, LLC, formed for the purpose of engaging in telecommunications and related business activities.

1.	2.	7.		PTTP Services LLC
				California Limited Liability Company

				345 California Street
				San Francisco, CA 94104

				A wholly owned subsidiary of PG&E Corporation, formed to provide corporate administrative services.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

2.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935 and do not own any such properties.

2.2 Pacific Gas and Electric Company is a public utility company. Pacific Gas and Electric Company owns and operates the following generation plants, all located in California:

Generation Type	County Location	Number of Units	Net Operating Capacity (MW)

Nuclear:
Diablo Canyon	San Luis Obispo	2	2,174

Hydroelectric:
Conventional	16 counties in northern
	and central California	107	2,684
Helms pumped storage	Fresno	3	1,212

Hydro electric subtotal		110	3,896

Fossil fuel:
Humboldt Bay (1)	Humboldt	2	105
Hunters Point (2)	San Francisco	2	215
Mobile turbines	Humboldt	2	30

Fossil fuel subtotal		6	350

Total		118	6,420

(1)	The Humboldt Bay facilities consist of a retired nuclear generation unit, or Humboldt Bay Unit 3, and two operating fossil fuel-fired plants.
(2)

In July 1998, Pacific Gas and Electric Company reached an agreement with the City and County of San Francisco regarding the Hunters Point fossil fuel-fired plant, which has been designated as a "must run'' facility by the California Independent System Operator to support system reliability. The agreement expresses Pacific Gas and Electric Company's intention to retire the plant when it is no longer needed.

               Pacific Gas and Electric Company's electricity distribution network extends throughout all or a part of 46 of California's 58 counties, comprising most of northern and central California. At December 31, 2004, Pacific Gas and Electric Company owned 18,610 circuit miles of interconnected transmission lines operated at voltages of 500 kV to 60 kV and transmission substations with a capacity of 46,036 MVA. Electricity is transmitted across these lines and substations and is then distributed to customers through 123,054 circuit miles of distribution lines and substations with a capacity of 24,877 MVA. In 2004, Pacific Gas and Electric Company delivered 82,936 GWh to its customers, including 9,210 GWh delivered to direct access customers. Pacific Gas and Electric Company is interconnected with electric power systems in the Western Electricity Coordinating Council which includes 14 western states, Alberta and British Columbia, Canada, and parts of Mexico.

               In connection with electricity industry restructuring, the California investor-owned electric utilities relinquished control, but not ownership, of their transmission facilities to the ISO, in 1998. The FERC has jurisdiction over these transmission facilities, and the revenue requirements and rates for transmission service are set by the FERC. The ISO, which is regulated by the FERC, controls the operation of the transmission system and provides open access transmission service on a nondiscriminatory basis. The ISO also is responsible for maintaining the reliability of the transmission system.

               Pacific Gas and Electric Company owns and operates an integrated natural gas transportation, storage and distribution system in California that extends throughout all or a part of 38 of California's 58 counties and includes most of northern and central California. At December 31, 2004, Pacific Gas and Electric Company's natural gas system consisted of 40,123 miles of distribution pipelines, 6,136 miles of transportation pipelines and three storage facilities.

3. The following information for the year ending December 31, 2004 with respect to claimant and each of its subsidiary public utility companies:

a) Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and thousand cubic feet (Mcf) of natural or manufactured gas distributed at retail.

b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

c) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

3.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935.

3.2 Pacific Gas and Electric Company is a public utility company located in the State of California.

Pacific Gas and Electric Company (in millions)	Year ending 12/31/04

Number of kWh of electric energy sold at retail or wholesale (1)	53,788
Number of Mcf of natural or manufactured gas distributed at retail	280
Number of kWh of electric energy distributed at retail outside the State or at the State line	0
Number of Mcf of natural or manufactured gas distributed at retail outside the State or at the State line	0
Number of kWh of electric energy sold at wholesale outside the State or at the State line	126
Number of Mcf of natural or manufactured gas sold at wholesale outside the State or at the State line	9
Number of kWh of electric energy purchased outside the State or at the State line	1,420
Number of Mcf of natural or manufactured gas purchased outside the State or at the State line	309

(1)	Excludes 19,938 GWh of electric energy provided by the California Department of Water Resources and 9,210 GWh of electric energy delivered to direct access customers.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility holding company, stating monetary amounts in United States dollars:

a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution or electric energy for sale or for the distribution at retail of natural or manufactured gas.

b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.

               On July 8, 2003, the National Energy & Gas Transmission, Inc., or NEGT, formerly known as PG&E National Energy Group, Inc., a subsidiary of PG&E Corporation, filed a voluntary petition for relief under the provisions of Chapter 11 in the U.S. Bankruptcy Court for the District of Maryland, Greenbelt Division. In anticipation of NEGT's Chapter 11 filing, PG&E Corporation's representatives, who previously served as directors of NEGT, resigned on July 7, 2003 and were replaced with directors who are not affiliated with PG&E Corporation. As a result, PG&E Corporation no longer retained significant influence over NEGT. Effective July 8, 2003, NEGT's results were no longer consolidated with those of PG&E Corporation and on October 29, 2004, NEGT's plan of reorganization became effective, at which time NEGT emerged from Chapter 11 and PG&E Corporation's equity ownership in NEGT was cancelled. At December 31, 2004, PG&E Corporation owned only PG&E National Energy Group, LLC, previously the holding company for all of NEGT and as such, no longer owned any claimant that holds interest directly or indirectly in an EWG.

PG&E CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2005.

PG&E Corporation
By	CHRISTOPHER P. JOHNS

Christopher P. Johns Senior Vice President, Chief Financial Officer and Controller

Corporate Seal

Attest:
LINDA Y. H. CHENG

Linda Y. H. Cheng Vice President and Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed.

Christopher P. Johns Senior Vice President, Chief Financial Officer and Controller PG&E Corporation One Market, Spear Tower, Suite 2400 San Francisco, CA 94105

Exhibit Index
Exhibit No.	Description of Exhibit

Exhibit A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.